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                                      Filed Pursuant to Rule 424(b)(5)
                                      File Numbers 333-43646 and 33-60253

Prospectus Supplement

(To Prospectus dated January 24, 2001)

Bemis Company, Inc.

$250,000,000

6 1/2% Notes due 2008

Interest payable February 15 and August 15

Issue price: 99.826%

The Notes will mature on August 15, 2008. Interest on the Notes will accrue from August 10, 2001. Bemis may redeem the Notes in whole or in part at any time at the redemption prices described on pages S-21 and S-22. The Notes will be issued in minimum denominations of $1,000 increased in multiples of $1,000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions	Proceeds to Bemis

Per Note	99.826%	.625%	99.201%

Total	$249,565,000	$1,562,500	$248,002,500

The Notes will not be listed on any national securities exchange. Currently, there is no public market for the Notes.

It is expected that delivery of the Notes will be made to investors through the book-entry delivery system of The Depository Trust Company on or about August 10, 2001.

JPMorgan
   Banc One Capital Markets, Inc.
       U.S. Bancorp Piper Jaffray
          Wachovia Securities, Inc.
              Wells Fargo Brokerage Services, LLC

August 7, 2001

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy any securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement or the accompanying prospectus, nor any sale made under this prospectus supplement or the accompanying prospectus shall, under any circumstances, create any implication that there has been no change in the affairs of Bemis since the date hereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

As used in this prospectus supplement, the terms "Bemis", "we", "our" and "us" may, depending upon the context, refer to Bemis Company, Inc., to one or more of its consolidated subsidiaries or to all of them taken as a whole.

TABLE OF CONTENTS

Prospectus Supplement

S–2

SUMMARY

This summary contains basic information about us and our offering of the Notes. It does not contain all the information that is important to you. You should read the following summary together with the more detailed information and financial statements and notes to the financial statements contained elsewhere or incorporated by reference in this prospectus supplement or the accompanying prospectus, as described under the heading "Where You Can Find More Information." To fully understand this offering, you should read all of these documents.

The Company

We are a principal manufacturer of flexible packaging products and pressure sensitive materials. We sell products to customers in the United States, Canada and Europe and have a growing presence in Asia Pacific, South America and Mexico. The primary market for our products is the food industry. Other markets for our products include companies in chemical, agribusiness, medical, pharmaceutical, personal care products, batteries, electronics, automotive, construction, graphic industries and other consumer goods. In 2000, we derived approximately 77 percent of our sales from flexible packaging and approximately 23 percent of our sales from pressure sensitive materials.

Flexible Packaging

Through our flexible packaging products line of business, we manufacture a broad range of consumer and industrial packaging consisting of high barrier products, polyethylene products and paper products.

Pressure Sensitive Materials

Through our pressure sensitive materials line of business, we manufacture pressure sensitive materials such as roll label products, graphics and distribution products and technical and industrial products.

S–3

Recent Developments

Results of Operations — Second Quarter 2001

The following are certain of our unaudited financial results for the second quarter of 2001, taken from our consolidated statement of income.

	Three Months Ended June 30,		Six Months Ended June 30,
	2001	2000	2001	2000
	(in thousands)
Net sales	$581,569	$537,332	$1,158,964	$1,049,948
Costs and expenses:
Cost of products sold	459,245	423,267	919,453	828,330
Selling, general and administrative expenses	52,944	47,914	109,038	98,768
Research and development	2,704	2,448	5,188	5,024
Interest expense	8,244	6,383	18,925	12,106
Other costs (income), net	922	113	564	724
Minority interest in net income	121	157	220	203

Income before income taxes	57,389	57,050	105,576	104,793
Provision for income taxes	21,900	21,700	40,400	39,800

Net income	$35,489	$35,350	$65,176	$64,993

The Duralam Letter of Intent

On July 5, 2001, we entered into a letter of intent to acquire Duralam, Inc. which sells primarily into the flexible packaging markets. Duralam makes films for packaging meat, cheese, candy and other food products and had annual sales of approximately $55 million for the fiscal year ended June 30, 2000. The acquisition is expected to provide capacity for our high barrier film product line and broaden our capabilities in several key markets. We have not yet entered into a definitive agreement with respect to this transaction.

S–4

The Offering

Securities Offered	$250 million initial principal amount of 6 1/2% Notes due 2008.
Maturity Date	August 15, 2008.
Interest Payment Dates	February 15 and August 15 of each year, commencing February 15, 2002.
Redemption
At our option, we may redeem any or all of the Notes, in whole or in part, at any time, as described on pages S-21 and S-22 under the heading "Description of the Notes — Optional Redemption" in this prospectus supplement.
Ranking	The Notes:
• are unsecured;
• rank equally with all the existing and future unsecured and unsubordinated debt of Bemis;
• are senior to any future subordinated debt; and
• are effectively junior to any secured debt.
Covenants	We will issue the Notes under an indenture containing covenants for your benefit. These covenants restrict our ability, with certain exceptions, to:
• incur debt secured by liens;
• engage in sale/leaseback transactions; or
• merge or consolidate with another entity.
Use of Proceeds
We estimate that we will receive net proceeds from this offering of approximately $247.6 million, which we intend to use to repay a portion of our outstanding commercial paper, some of which was issued to finance acquisitions, stock repurchases and other general corporate activities.
Further Issues
We may create and issue further notes ranking equally and ratably with the Notes in all respects, so that such further notes shall be consolidated and form a single series with the Notes and shall have the same terms as to status, redemption or otherwise as the Notes.

S–5

Summary Selected Historical Consolidated Financial Data

	Three Months Ended March 31,		Year Ended December 31,
	2001	2000	2000	1999	1998(1)
	(unaudited)			(audited)
	(in thousands except per share data)
Results of Operations Data:
Net Sales	$577,395	$512,616	$2,164,583	$1,962,628	$1,889,365
Cost of products sold	460,208	405,063	1,717,259	1,538,957	1,499,576
Selling, general and administrative expense	56,094	50,854	192,275	193,793	185,841
Research and development	2,484	2,576	10,080	11,684	12,224
Interest expense	10,681	5,723	31,609	21,218	21,866
Other cost (income)	(358)	611	1,362	6,877	332
Minority interest in net income	99	46	496	4,224	4,496

Income before income taxes	48,187	47,743	211,502	185,875	165,030
Provision for income taxes	18,500	18,100	80,900	71,100	63,900

Net income	$29,687	$29,643	$130,602	$114,775	$101,130

Cash Flow Data:
Net cash provided by operating activities	$66,679	$50,175	$210,184	$186,099	$234,640
Net cash used by investing activities	(31,395)	(30,973)	(394,634)	(136,544)	(186,035)
Net cash provided (used) by financing activities	(29,425)	(16,122)	197,548	(51,667)	(39,774)
Financial Position Data:
Cash	$35,163	$20,512	$28,910	$18,187	$23,738
Accounts receivable, net	300,921	260,660	301,974	257,260	246,676
Inventories	297,128	288,048	274,323	274,597	241,585
Total current assets	665,062	604,711	639,959	583,581	546,911
Property and equipment, net	832,396	776,692	825,754	776,241	740,101
Goodwill	291,617	169,047	297,898	150,496	160,819
Total assets	1,915,823	1,572,804	1,888,643	1,532,143	1,482,026
Current portion of long-term debt	202,054	1,032	227,459	1,049	2,946
Total current liabilities	482,330	270,178	495,097	253,268	245,613
Long-term debt, less current portion	449,881	395,225	437,952	372,267	371,363
Deferred taxes	106,200	90,074	103,621	89,635	84,679
Other liabilities and deferred credits	55,193	45,779	51,646	51,580	54,655
Minority interest	1,618	1,164	1,570	39,498	37,862
Total stockholders equity	820,601	770,384	798,757	725,895	687,854
Other Data:
EBITDA(2)	$90,815	$79,868	$351,241	$304,810	$275,806
Cash dividends paid per share of common stock	0.25	0.24	0.96	0.92	0.88
Total dividends paid	13,203	12,870	51,107	48,126	46,701
Capital expenditures	32,135	27,814	100,420	137,382	139,833
Business acquisitions	200	3,355	295,075	1,424	50,206
Depreciation and amortization	31,947	26,402	108,130	97,717	88,910

(1)
Restated to reflect the second quarter 1999 change in method of accounting for inventory to the first-in, first-out (FIFO) method from the last-in, first-out (LIFO) method previously used for the majority of domestic inventory. With this change, all operations use the FIFO method for inventory valuation.

(2)
Earnings before interest, income taxes, depreciation and amortization ("EBITDA") is presented as a measure of our ability to service our debt and to make capital expenditures. EBITDA is not a measure of operating results and is not presented in our consolidated financial statements and is not considered a qualified financial measurement under United States generally accepted accounting principles.

S–6

Ratio of Earnings to Fixed Charges

The following table sets forth the ratio of earnings to fixed charges for the periods indicated:

	Three Months Ended March 31,				Year Ended December 31,
	2001		2000		2000		1999		1998		1997		1996
Ratio of earnings to fixed charges	5.26	x	7.91	x	6.86	x	8.41	x	7.18	x	7.80	x	10.80	x
•
The ratio of earnings to fixed charges is calculated as follows:

(earnings)

(fixed charges)

•
For purposes of calculating the ratios, earnings consist of: income before extraordinary charges and income taxes; fixed charges; minority interest in income of majority owned subsidiaries; and amortization of capitalized interest; minus capitalized interest; and minus losses recognized in pre-tax income of less than 50 percent owned persons.

•
For purposes of calculating the ratios, fixed charges consist of: interest on debt; amortization of debt expense; capitalized interest; and the interest portion of rental expense on operating leases.

S–7

FORWARD-LOOKING INFORMATION

This prospectus supplement, including the information we incorporate by reference, contains certain estimates, predictions and other "forward-looking statements" (as defined in the Private Securities Litigation Reform Act of 1995, and within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). The words "believe," "expect," "anticipate," "intend," "estimate," "target," "may," "will," "plan," "project," "should," "continue" or similar expressions or negatives of such expressions, which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward-looking statements. We based such statements on information available to us as of the time of such statements. Such statements relate to, among other things, expectations of the business environment in which we operate, projections of future performance, perceived opportunities in the market and statements regarding our mission and vision. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Factors that could cause actual results to differ from those expected include, but are not limited to:

•
general economic conditions such as inflation, interest rates and foreign currency exchange rates;

•
results from acquisitions may differ from what we anticipate;

•
competitive conditions within our markets, including the acceptance of new and existing products offered by us;

•
price increases for raw materials and our ability to pass these price increases on to our customers or otherwise manage commodity price fluctuation risks;

•
the presence of adequate cash available for investment in our business in order to maintain desired debt levels;

•
unanticipated consequences of the European Monetary Union's conversion to the euro;

•
changes in governmental regulation, especially in the areas of environmental, health and safety matters, and foreign investment;

•
unexpected outcomes in our current and future litigation proceedings; and

•
changes in our labor relations.

These and other risks, uncertainties and assumptions identified from time to time in our filings with the Securities and Exchange Commission, including, without limitation, our annual report on Form 10-K and our quarterly reports on Form 10-Q, could cause our actual future results to differ materially from those projected in the forward-looking statements. In addition, our actual future results could differ materially from those projected in the forward-looking statements as a result of changes in the assumptions used in making such forward-looking statements.

S–8

CAPITALIZATION

The following table sets forth our capitalization at March 31, 2001 (i) on an historical basis, and (ii) as adjusted to reflect this offering and the application of the net proceeds from this offering as described under "Use of Proceeds".

	As of March 31, 2001
	Actual	As Adjusted
	(in thousands)
Current portion of long-term debt	$1,508	$1,508
Short-term portion of commercial paper(1)	200,546	—
Other short-term borrowings	4,994	4,994
Long-term debt:
Notes offered hereby	—	250,000
Commercial paper(1)	318,500	269,046
Extendible Commercial Notes(2)	10,000	10,000
Industrial revenue bonds payable through 2011 at interest rates of 3.67% and 3.72%	15,500	15,500
Note payable due 2005 at interest rate of 6.7%	100,000	100,000
Debt of subsidiary companies	5,881	5,881

Total long-term debt	449,881	650,427

Deferred income taxes	106,200	106,200
Shareholders' equity:
Common stock ($.10 par value; 248,000,000 shares authorized; 61,175,883 shares issued and outstanding)	6,117	6,117
Capital in excess of par value	242,302	242,302
Retained earnings	870,990	870,990
Other comprehensive income (loss)	(49,717)	(49,717)
Common stock held in treasury (8,370,388 shares)	(249,091)	(249,091)

Total shareholders' equity	820,601	820,601

Total capitalization	$1,583,730	$1,583,730

(1)
As of March 31, 2001, we had a total of approximately $519 million of outstanding commercial paper, of which approximately $200.5 million was classified as short-term debt and $318.5 million was classified as long-term debt. The $318.5 million has been classified as long-term debt in accordance with our intention and ability to refinance such obligations on a long-term basis.

(2)
Extendible Commercial Notes are alternative debt instruments to commercial paper which have a term up to 390 days from issuance.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering will be approximately $247.6 million, after deducting estimated underwriters' discounts and commissions and other offering expenses payable by Bemis.

To finance acquisitions, stock repurchases and other general corporate activities, we issued approximately $519 million in commercial paper, which had an average interest rate of approximately 5.4 percent and an average maturity of 38 days as of March 31, 2001. We intend to use the net proceeds of this offering to repay a portion of this commercial paper.

S–9

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

We have derived the following selected consolidated financial information of Bemis for, and as of the end of, each of the five years in the period ended December 31, 2000, from consolidated financial statements which have been audited by PricewaterhouseCoopers LLP, independent auditors. Selected financial information presented for the three months ended March 31, 2001 and 2000 is unaudited. You should read the selected consolidated financial information in conjunction with the consolidated financial statements and notes thereto incorporated by reference in the accompanying prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2001	2000	2000	1999	1998(1)	1997(1)	1996(1)
	(in thousands except per share data)
Results of Operations Data:
Net Sales	$577,395	$512,616	$2,164,583	$1,962,628	$1,889,365	$1,917,586	$1,690,101
Cost of products sold	460,208	405,063	1,717,259	1,538,957	1,499,576	1,525,843	1,303,494
Selling, general and administrative expense	56,094	50,854	192,275	193,793	185,841	189,590	192,819
Research and development	2,484	2,576	10,080	11,684	12,224	12,012	13,655
Interest expense	10,681	5,723	31,609	21,218	21,866	18,893	13,397
Other cost (income)	(358)	611	1,362	6,877	332	918	(3,996)
Minority interest in net income	99	46	496	4,224	4,496	5,406	4,695

Income before income taxes	48,187	47,743	211,502	185,875	165,030	164,924	166,037
Provision for income taxes	18,500	18,100	80,900	71,100	63,900	63,500	63,000

Net income	$29,687	$29,643	$130,602	$114,775	$101,130	$101,424	$103,037

Cash Flow Data:
Net cash provided by operating activities	66,679	$50,175	$210,184	$186,099	$234,640	$144,801	$136,409
Net cash used by investing activities	(31,395)	(30,973)	(394,634)	(136,544)	(186,035)	(134,851)	(171,315)
Net cash provided (used) by financing activities	(29,425)	(16,122)	197,548	(51,667)	(39,774)	(5,741)	26,351
Financial Position Data:
Cash	$35,163	$20,512	$28,910	$18,187	$23,738	$13,827	$10,223
Accounts receivable, net	300,921	260,660	301,974	257,260	246,676	233,547	216,740
Inventories	297,128	288,048	274,323	274,597	241,585	267,372	256,297
Total current assets	665,062	604,711	639,959	583,581	546,911	562,189	522,821
Property and equipment, net	832,396	776,692	825,754	776,241	740,101	685,227	583,491
Goodwill	291,617	169,047	297,898	150,496	160,819	150,632	108,928
Total assets	1,915,823	1,572,804	1,888,643	1,532,143	1,482,026	1,408,363	1,224,695
Current portion of long-term debt	202,054	1,032	227,459	1,049	2,946	2,173	1,706
Total current liabilities	482,330	270,178	495,097	253,268	245,613	251,187	214,445
Long-term debt, less current portion	449,881	395,225	437,952	372,267	371,363	316,791	241,077
Deferred taxes	106,200	90,074	103,621	89,635	84,679	81,966	78,461
Other liabilities and deferred credits	55,193	45,779	51,646	51,580	54,655	56,876	57,726
Minority interest	1,618	1,164	1,570	39,498	37,862	34,309	32,380
Total stockholders equity	820,601	770,384	798,757	725,895	687,854	667,234	600,606
Other Data:
EBITDA(2)	$90,815	$79,868	$351,241	$304,810	$275,806	$262,673	$245,626
Cash dividends paid per share of common stock	0.25	0.24	0.96	0.92	0.88	0.80	0.72
Total dividends paid	13,203	12,870	51,107	48,126	46,701	42,418	37,830
Capital expenditures	32,135	27,814	100,420	137,382	139,833	167,520	111,950
Business acquisitions	200	3,355	295,075	1,424	50,206	(2,055)	74,114
Depreciation and amortization	31,947	26,402	108,130	97,717	88,910	78,856	66,192

(1)
Restated to reflect the second quarter 1999 change in method of accounting for inventory to the first-in, first-out (FIFO) method from the last-in, first-out (LIFO) method previously used for the majority of domestic inventory. With this change, all operations use the FIFO method for inventory valuation.

(2)
Earnings before interest, income taxes, depreciation and amortization ("EBITDA") is presented as a measure of our ability to service our debt and to make capital expenditures. EBITDA is not a measure of operating results and is not presented in our consolidated financial statements and is not considered a qualified financial measurement under United States generally accepted accounting principles.

S–10

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following is a brief discussion of our historical results of operations and financial condition and has been excerpted from the Management's Discussion and Analysis of Financial Condition and Results of Operations included in our Form 10-Q for the fiscal quarter ended March 31, 2001 and our Form 10-K for the fiscal year ended December 31, 2000. You should read those discussions and our consolidated financial statements for more complete information.

Results of Operations

First Quarter 2001 Compared to First Quarter 2000

Net sales for the first quarter of 2001 were $577.4 million compared to $512.6 million for the first quarter of 2000, an increase of 12.6 percent or $64.8 million. Net income was $29.7 million, or $0.56 per diluted share, for the first quarter of 2001 compared to $29.6 million, or $0.55 per diluted share, for the same quarter in 2000, an increase of 0.1 percent.

Our flexible packaging operations reported a 15.0 percent increase in net sales and operating profit growth of 25.6 percent compared to the first quarter of last year. Within flexible packaging, high barrier products and polyethylene products led the net sales growth with increases of $44.9 million or 21.9 percent and $13.6 million or 10.3 percent, respectively. Net sales in paper products were flat with the same period last year. The quarter's operating results benefited from strong results from the year 2000 business acquisitions, increased sales volume with key large customers and a shift in sales mix to more value added packaging designs. Excluding noncomparable operating results of the year 2000 business acquisitions from the first quarter of 2001, net sales for the flexible packaging business segment increased 3.9 percent.

Our pressure sensitive materials business segment reported a 5.0 percent increase in net sales and a 61.6 percent decrease in operating profits compared with the first quarter of last year. The North American pressure sensitive materials market conditions are extremely competitive. The marketplace in Europe and Asia, although facing softer economic conditions, has not encountered the severe pricing pressures of North America. Although steps are being taken to reduce overhead costs and improve manufacturing efficiencies, substantial margin improvement is not expected until the economy begins to strengthen. Excluding the noncomparable operating results of the year 2000 business acquisitions from the first quarter of 2001, net sales for the pressure sensitive materials business segment decreased 6.9 percent.

Selling, general and administrative costs increased $5.2 million during the first quarter of 2001 compared to the first quarter of 2000. The selling, general and administrative costs associated with the three business acquisitions during the third quarter of 2000 account for the majority of this increase. In addition, we recorded a bad debt provision of $1.3 million for the accounts receivable from an international customer. Our increased debt during the second half of 2000, associated with business unit acquisitions, is the principal cause of the $5.0 million increase in interest expense over the same quarter of 2000. Because the majority of the debt is variable rate debt, we should benefit from a decreasing interest rate environment. The favorable comparison of other costs (income) is principally due to the first quarter 2001 sale of a paper packaging manufacturing site which had been closed in 1998. The effective tax rate for the quarters ended March 31, 2001 and 2000 was 38.4 percent and 37.9 percent, respectively.

Year Ended December 31, 2000 Compared to Years Ended December 31, 1999 and 1998

  Overview

In 2000, we continued our focus on expanding core businesses by both internal investment and acquisitions. Capital expenditures for 2000 were $100.4 million compared to $137.4 million in 1999 and $139.8 million in 1998. Throughout this three-year period, we have focused on building and expanding our manufacturing capacity to support our technological strengths. In addition to this aggressive internal capital investment, we also invested heavily in business acquisitions.

On September 8, 2000, we purchased the pressure sensitive materials product line of Kanzaki Specialty Papers, Inc. which had approximately $78.0 million in net sales in 1999. This business supplies direct thermal pressure sensitive products to printers for labels used for bar coding, shipping and inventory labeling, and a variety of other end uses. This acquisition provides a significant new product line in our pressure sensitive materials segment. We paid $45.2 million in cash for this product line.

S–11

On August 31, 2000, we purchased the specialty plastic films product line of Viskase Companies, Inc., which supplies a variety of shrinkable barrier bags, films and cook-in bags to beef, pork, poultry and cheese processors. It had net sales of approximately $150.0 million in 1999. This acquisition has complex technologies that both complement and extend the technologies employed in our flexible packaging business. In addition, this acquisition brings us immediate access to important fresh meat markets and is a natural extension of the strong position and relationships already established in the processed meat, cheese and poultry markets. Included in the acquisition are manufacturing facilities in Centerville, Iowa; Pauls Valley, Oklahoma; Swansea, Wales (United Kingdom); and São Paulo, Brazil. We paid $226.2 million in cash for this product line.

On August 1, 2000, we purchased the assets of the flexible packaging business of Arrow Industries, which had net sales of approximately $33.0 million during the preceding twelve months. We are strategically deploying equipment acquired with this business into existing facilities to provide additional capacity. We paid $18.8 million in cash for this product line.

On January 6, 2000, we purchased the remaining 13 percent minority interest in Morgan Adhesives Company (MACtac). We issued 1,730,952 shares of our common stock and paid $3.4 million in cash. Upon the acquisition of these minority shares, MACtac became a wholly-owned subsidiary of Bemis Company, Inc.

Overall results for 2000 produced net sales of $2.16 billion compared to $1.96 billion and $1.89 billion in 1999 and 1998, respectively. Net sales and costs of products sold have been restated for all periods presented in accordance with new accounting guidance for the reclassification of certain freight-out costs from a reduction of sales to cost of products sold. The net sales increase of 10.3 percent in 2000, which occurred principally in the flexible packaging segment, was led by strong unit volume growth in high barrier products. Net income for 2000 totaled $130.6 million compared with $114.8 million and $101.1 million for 1999 and 1998, respectively. Diluted earnings per share were $2.44 for 2000, $2.18 for 1999 and $1.90 for 1998. Excluding the effects of business acquisitions and dispositions, 2000 net sales increased 6.2 percent from 1999 while operating profit increased 9.5 percent from the 1999 level.

Net sales for the flexible packaging segment increased 12.9 percent with operating profits increasing 18.2 percent from the levels achieved in 1999. Strong sales increases in high barrier products and polyethylene products provided the base for improved operating profits. Flexible packaging operating profits were $221.3 million in 2000, or 13.3 percent of net sales, compared to $187.2 million, or 12.7 percent of net sales in 1999, and $156.3 million, or 11.2 percent of net sales in 1998. Increased unit sales and a continuing focus to lower the cost structure largely account for the improvements in operating profit.

Net sales for the pressure sensitive materials segment increased 2.6 percent over the 1999 level. Operating profit, however, decreased 9.5 percent as this business segment continued to face less favorable economic conditions in North America, higher raw material costs and increased price competition in certain markets. Pressure sensitive materials operating profits were $40.1 million in 2000, or 7.9 percent of net sales, compared to $44.3 million, or 9.0 percent of net sales in 1999, and $51.0 million, or 10.4 percent of net sales in 1998.

  Outlook

In 2000, we took advantage of opportunities to further strengthen core capabilities through several strategic acquisitions. These acquisitions will increase our market share, our customer base and our technological resources and introduce us to new markets. We expect sales to continue to rise six to eight percent annually over the next several years as our flexible packaging business benefits from the continuing trend of flexible packaging replacing rigid packaging and from the ongoing consolidation of customers with which we have strong relationships. We intend to continue to make strategic acquisitions from time to time. Future acquisitions could further enhance sales growth. During the balance of 2001, we expect some continued weakness in industrial markets served primarily by our pressure sensitive materials business and portions of our polyethylene packaging product line. We expect, however, that with greater than 65 percent of our products used in the food industry, our exposure to this market will limit the adverse impact of any downturn in the economy.

  Costs and Expenses

Cost of products sold as a percentage of net sales was 79.3 percent for 2000 compared to 78.4 percent for 1999 and 79.4 percent for 1998. The increase experienced in 2000 was due to increasing material costs which were partially offset by lower product conversion costs and employee benefit costs.

Selling, general and administrative expenses decreased $1.5 million in absolute dollars in 2000 versus 1999 after increasing $8.0 million in 1999 versus 1998. Expressed as a percent of net sales, selling, general and administrative expenses were 8.9

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percent, 9.9 percent and 9.8 percent for 2000, 1999 and 1998, respectively. Our focus on improved cost control together with lower employee benefit costs largely account for the improvements achieved in 2000.

Research and development expense was $10.1 million in 2000, $11.7 million in 1999 and $12.2 million in 1998. The decrease occurred principally within the pressure sensitive materials segment resulting from increased focus on internal efficiencies to assist in our efforts to deal with less favorable economic conditions in North America and increased price competition in certain markets.

A higher debt level in 2000, together with rising interest rates, increased interest expense to $31.6 million compared to $21.2 million in 1999 and $21.9 million in 1998. The increased debt level during 2000 was principally due to business unit acquisitions and common stock repurchases.

Other costs reflect expense of $1.4 million for 2000 versus expense of $6.9 million and $0.3 million in 1999 and 1998, respectively. The 1999 expense was principally due to losses from our Brazilian joint venture that included $1.7 million for currency losses and $2.6 million for relocation and reorganization costs. The improved operating results from the joint venture are reflected in the lower 2000 costs.

The reduction in minority interest is due to the January 2000 purchase of the 13 percent minority interest in MACtac. Upon the acquisition of these minority shares, MACtac became a wholly-owned subsidiary of Bemis Company, Inc.

Financial Condition

Capital Expenditures

Capital expenditures in 2000 were $100.4 million compared to $137.4 million in 1999 and $139.8 million in 1998, including capitalized interest of $1.7 million, $1.6 million and $1.3 million for 2000, 1999 and 1998, respectively. In 2001, we anticipate expenditures of approximately $120 million, with $32.1 million having been spent as of March 31, 2001. The majority of these expenditures, made from internally generated funds, will be for continued expansion of our growth businesses, with major equipment purchases planned for the flexible packaging segment in both high barrier product and polyethylene product lines.

Capital Structure, Liquidity and Cash Flow

Stockholders' equity increased in 2000 to $798.8 million and was $820.6 million at March 31, 2001, up from $725.9 million in 1999 and $687.9 million in 1998, primarily due to earnings reduced by dividend payments and common stock repurchases. In 2000, we repurchased $42.8 million of common stock compared to $4.1 million in 1999 and $41.3 million in 1998. Common stock totaling $0.48 million and $0.05 million was issued in 2000 and 1999, respectively, in connection with our stock-based compensation programs. Additionally, we issued common stock totaling $54.8 million in 2000 in connection with the acquisition of the minority interest of MACtac.

Total debt increased $293.7 million in 2000 to $672.8 million, resulting in a total debt to total capital ratio of 42.7 percent compared to 31.7 percent in 1999 and 32.8 percent in 1998. The significant increase in 2000 is due to acquisitions which primarily account for the $147.4 million increase in goodwill and $103.2 million increase in intangible assets, deferred charges and other assets. In 2001, total debt is expected to decrease due to continuing strong cash flow from operations. Total debt has decreased to $656.9 million as of March 31, 2001.

Working capital (excluding short-term borrowings and the current portion of long-term debt) increased by $42.6 million to $379.7 million in 2000 following an increase of $29.3 million to $337.1 million in 1999 and a decrease of $7.5 million to $307.8 million in 1998 and was $389.8 million at March 31, 2001. The current ratio was 1.3:1 in 2000 and 1.4:1 at March 31, 2001 compared to 2.3:1 in 1999 and 2.2:1 in 1998, reflecting the short-term debt increase in 2000 associated with acquisitions.

Our cash flow remained strong in 2000 as net cash provided by operating activities was $210.2 million compared to $186.1 million in 1999 and $234.6 million in 1998, and was $66.7 million at March 31, 2001.

We currently have credit lines of $584 million, including a $334 million revolving credit facility that expires on August 1, 2005 and a $250 million 364-day credit facility that expires on January 11, 2002. These lines are used primarily to support our issuance of commercial paper. We also have the capability of issuing up to approximately $100 million of Extendable

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Commercial Notes (ECNs) which are short-term instruments whose maturity can be extended to 390 days from the date of issuance. As of March 31, 2001, we had approximately $519 million of commercial paper outstanding and we had $10 million of ECNs outstanding.

Foreign Currency Exposures

Our Belgium operation enters into forward foreign currency exchange contracts to hedge certain foreign currency denominated receivables and payables, principally for transactions in non-euro zone countries. We defer and recognize exchange gains and losses arising from these transactions when the transaction for which the hedge was obtained is finalized. At December 31, 2000 and 1999, the Company had outstanding forward foreign currency exchange contracts aggregating $7,270,000 and $7,921,000, respectively. The introduction of the "euro" on January 1, 1999 by the European Economic and Monetary Union has reduced the exposure to currency fluctuations among participating countries resulting in reduced volume of forward foreign currency exchange contracts. Forward foreign currency exchange contracts generally have maturities of less than nine months and relate primarily to major Western European currencies. Counterparties to the forward foreign currency exchange contracts are major financial institutions. Credit loss from counterparty nonperformance is not anticipated. Based on quoted period-end market prices of our forward foreign currency exchange contracts, we would not have experienced material gains or losses at December 31, 2000 and 1999 had outstanding contracts been settled at those respective dates.

We have a one-third interest in a Brazilian joint venture, ITAP/Bemis Ltda. The joint venture has foreign denominated debt exposures that are substantially hedged. Net conversion losses on the debt are recorded as an expense.

Income Taxes

Our effective tax rate was 38.3 percent in 2000 versus 38.3 percent in 1999 and 38.7 percent in 1998. The difference between our overall tax rate and the U.S. statutory tax rate of 35 percent in 2000, 1999 and 1998 principally relates to state and local income taxes net of the federal income tax benefit.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, which is required to be adopted for annual periods beginning after June 15, 2000, establishes standards for recognition and measurement of derivatives and hedging activities. Implementation of this standard on January 1, 2001 has not had a material effect on our financial position or results of operations.

In July 2001, FASB issued SFAS No. 141 "Business Combinations," and SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method be used for business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method for which the date of acquisition is after June 30, 2001. The provisions of SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001. We are reviewing these standards and have not yet determined the impact of these standards on our consolidated financial statements.

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BUSINESS

We were originally incorporated in 1885 as Bemis Bro. Bag Company. In 1965, we changed our name to Bemis Company, Inc. We are a principal manufacturer of flexible packaging products and pressure sensitive materials, selling to customers throughout the United States, Canada and Europe with a growing presence in Asia Pacific, South America and Mexico. In 2000, we derived approximately 77 percent of our sales from flexible packaging and approximately 23 percent from pressure sensitive materials.

The primary market for our products is the food industry. Other markets include companies in chemical, agribusiness, medical, pharmaceutical, personal care products, batteries, electronics, automotive, construction, graphic industries and other consumer goods.

We organize our business activities around our two principal business segments, flexible packaging and pressure sensitive materials. Both internal and external reporting conform to this organizational structure. We identify subdivisions within each principal business segment to facilitate operating controls and responsibilities. Aggregated subdivisions within the flexible packaging segment are high barrier products, polyethylene products and paper products. A summary of our business activities reported by our two business segments follows.

Flexible Packaging

We and our subsidiaries manufacture a broad range of consumer and industrial packaging consisting of high barrier products, polyethylene products and paper products.

High Barrier Products

High barrier products are a group of products that provide protection and extend the shelf life of the contents of the package. These products provide protection by combining different types of plastics and chemicals into a multi-layered plastic package. These products protect contents from such things as moisture, sunlight, odor or other elements.

High barrier products include flexible polymer film structures (a non-rigid plastic film) and barrier laminates (a multilayer plastic film made by laminating two or more films together with glue or molten plastic). These products are used for food, medical and personal care products as well as for non-food applications utilizing controlled and modified atmosphere packaging, with value added through printing. Controlled packaging limits the flow of outside elements, such as oxygen or moisture, into or out of the package. Modified atmospheric packaging is a package in which the atmosphere inside the package has been modified by a gas such as nitrogen. Primary markets for these products are processed and fresh meat, liquids, snacks, cheese, coffee, condiments, candy, pet food, personal care and medical packaging. Additional high barrier products include:

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Stretchfilm products — Stretch film has a significant ability to stretch and is used to wrap pallets in the shipping process;

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Carton sealing tapes and application equipment;

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Custom thermoformed plastic packaging — Thermoformed plastic packaging is a package formed by applying heat to a film to shape it into a tray or cavity and then placing a flat film on top of the package after it has been filled; and

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Electronically produced film color separations and engravings used in rotogravure and flexographic printing by the packaging industry. Rotogravure printing is a high quality, long run printing process utilizing an etched metal cylinder. Flexographic printing uses a raised rubber or alternative material image mounted on a printing cylinder and is the most common flexible packaging printing process in North America.

High barrier products accounted for 42 percent, 40 percent and 39 percent of consolidated net sales for the years 2000, 1999 and 1998, respectively.

Polyethylene Products

Polyethylene products consist of monolayer and co-extruded films which have been flexographically printed and converted to bags or roll stock for bakery products, seed, retail, lawn and garden, ice, fresh and frozen produce, candy, sanitary products

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and disposable diapers. Monolayer films are a single layer plastic film extruded in a single manufacturing operation. Co-extruded films are a multiple layer plastic film extruded in a single manufacturing process.

Additional products include printed shrink overwrap for the food and beverage industry, extruded products, including wide width sheeting, bags on a roll, balers and shrink pallet covers. Polyethylene products accounted for 26 percent, 25 percent and 25 percent of consolidated net sales for the years 2000, 1999 and 1998, respectively.

Paper Products

Paper products are made up of multiwall and small paper bags, balers, printed paper roll stock and bag closing materials for dry pet food and agricultural/chemical products. Flexographic and rotogravure printing are enhanced with in-line overlaminating capabilities, which adds a protective coating to printed material during the printing process. Innovations in bag constructions include inner-ply laminations of odor, grease and moisture barriers in addition to easy-open, reclosable and convenient handle features. Primary markets include pet products, seed, chemicals, dairy products, fertilizers, feed, minerals, flour, rice and sugar. Sales of paper products accounted for 9 percent, 10 percent and 10 percent of consolidated net sales for the years 2000, 1999 and 1998, respectively.

Pressure Sensitive Materials

We, through our subsidiaries, manufacture pressure sensitive materials such as roll label products, graphics and distribution products, and technical and industrial products. Pressure sensitive materials are materials with adhesive that makes them stick to other materials upon contact. Pressure sensitive materials accounted for 23 percent, 25 percent and 26 percent of consolidated net sales for the years 2000, 1999 and 1998, respectively.

Roll label products include narrow-web rolls of pressure sensitive film, paper and metalized film printing stocks used in high-speed printing and die-cutting of primary package labeling, secondary or promotional decoration, high-speed, high-volume data processing (EDP) stocks, bar code inventory control labels and numerous laser printing applications. Primary markets include food packaging, personal care product packaging, inventory control labeling and laser/ink jet printed labels.

Graphics and distribution products include pressure sensitive films used for decorative signage through computer-aided plotters, digital and screen printers, and photographic overlaminate and mounting materials including optically clear films with built-in ultra-violet inhibitors. Offset printers, sign makers and photo labs use these products on short run and/or digital printing technology to create labels, signs or vehicle graphics. Primary markets are sheet printers, shipping labels, indoor and outdoor signage, photograph and digital print overlaminates, and vehicle graphics.

Technical and industrial products are pressure sensitive materials that are technically engineered for performance in varied industrial applications. They include micro-thin film adhesives used in delicate electronic parts assembly and pressure sensitives utilizing foam and tape based stocks to perform fastening and mounting functions. Tapes sold to medical markets feature medical-grade adhesives suitable for direct skin contact. Primary markets are batteries, electronics, automotive, construction, medical and pharmaceuticals.

Marketing, Distribution and Competition

While we sell products through a variety of distribution methods, more than 90 percent of each segment's sales are made by our direct sales force. Sales offices and plants are located throughout the United States, Canada, the United Kingdom, Continental Europe, Scandinavia, Asia Pacific, South America and Mexico to provide prompt and economical service to more than 30,000 customers. We support our technically trained sales force with product development engineers, design technicians and a customer service organization.

No single customer accounts for ten percent or more of our total sales. Furthermore, the loss of one or a few major customers would not have a material adverse effect on our operating results. Nevertheless, business agreements with large customers commit a large portion of the manufacturing capacity for a few individual manufacturing sites. Any change in the business arrangement would typically occur over a period of time, which would allow for an orderly transition for both our manufacturing site and the customer.

We sell our products in major markets that are highly competitive. Competitive factors include price, innovation, quality and service. This competition is significant as to both the size and the number of competing firms. Major competitors in the flexible

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packaging segment include Pechiney, Printpack, Inc. and Sealed Air Corporation. In the pressure sensitive materials segment major competitors include Avery Dennison Corporation and UPM-Kymmene Corporation.

We consider ourselves to be a significant factor in the market niches we serve. However, due to the diversity of the flexible packaging and pressure sensitive materials segments, we cannot reasonably determine our precise competitive position in these markets. We limit our advertising primarily to business and trade publications emphasizing our product features and related technical capabilities and our individual problem-solving approach to customer problems.

Raw Materials

Plastic resins and films, paper, inks and chemicals constitute our basic major raw materials. We purchase these from a variety of industry sources. Although temporary shortages of raw materials may occasionally occur, these items are currently readily available. We are not dependent on any one supplier or specific raw material.

Environmental Laws

Our past and present operations are subject to extensive and changing laws, rules and regulations, in the countries, jurisdictions and localities in which we operate, relating to the discharge of materials into the environment, the handling and disposal of wastes, or otherwise relating to environmental protection. Based on current information, we do not believe that compliance with environmental laws relating to the ongoing operation of our facilities will have a material adverse effect upon our, or our subsidiaries', capital expenditures, earnings and competitive position.

Under certain environmental laws, we could be held responsible for all of the costs relating to any existing soil and groundwater contamination at presently or formerly owned or operated facilities, as well as at third party waste disposal sites, regardless of whether we caused such contamination. We could also be held liable for consequences arising out of human exposure to such substances or other environmental damage. We, like other United States corporations, have in the past been, and currently are, involved in the investigation and environmental remediation of various sites. See "Legal Proceedings." Currently, our financial exposure in these matters, based on available information, is not expected to have a material adverse effect on our financial condition or results of operations. However, because of the uncertainties associated with environmental assessment and remediation activities, future expenses to remediate currently identified sites, as well as sites that could be identified in the future for cleanup, could be higher than amounts currently accrued.

Properties

We utilized the following properties as of December 31, 2000:

Flexible Packaging

We have 40 manufacturing plants located in 16 states and seven foreign countries. We directly own 34 such properties and lease six from outside parties. Leases generally provide for minimum terms of two to 20 years and have one or more renewal options. The initial terms of leases in effect at December 31, 2000 expire between 2001 and 2010.

Pressure Sensitive Materials

We have ten manufacturing plants located in five states and three foreign countries. We directly own eight such properties and lease two from outside parties. Leases generally provide for minimum terms of five years and have one or more renewal options. The initial terms of leases in effect as of December 31, 2000 expire in 2004.

Employees

As of December 31, 2000, we had approximately 11,000 employees, of which an estimated 7,800 were classified as production employees. Many of the production employees are covered by collective bargaining contracts involving five different international unions and 18 individual contracts with terms ranging from three to six years. During 2000, we successfully negotiated four contracts covering approximately 800 employees at four different locations in the United States. During 2001, we successfully negotiated one Canadian and two domestic labor agreements covering approximately 500 employees at three different locations in the United States and Canada.

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Patents & Trademarks

We own patents, licenses, trademarks and trade names on our products. The loss of any or all patents, licenses, trademarks or trade names would not have a material adverse effect on our results as a whole or either of our segments.

Legal Proceedings

We are involved in a number of lawsuits incidental to our business, including environmental related litigation. We do not expect our financial exposure in any of these lawsuits, based on available information, to have a material adverse effect upon our financial condition or results of operations.

During 2000, we settled the suit brought by the United States Environmental Protection Agency against our wholly-owned subsidiary, Pervel Industries. The settlement involved our payment of $3,160,481, which had been fully reserved.

We are a potentially responsible party in approximately 13 superfund sites around the United States. In substantially all cases, we are a "de minimis" party. Currently, we do not expect our financial exposure in these matters, based on available information, to have a material adverse effect on our financial condition or results of operations.

General Matters

Working capital elements throughout the year fluctuate in relation to the level of business. Customer and vendor payment terms are split approximately equally between net 30 days and discountable terms. Discounts are generally one percent for payment within ten days. Inventory levels reflect a reasonable balance between raw material pricing and availability and our commitment to promptly fill customer orders. Backlogs are not a significant factor in the industries in which we operate. Most orders placed with us are for delivery within 90 days or less. The business of each of the segments is not seasonal to any significant extent.

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MANAGEMENT

Name	Age	Position
Jeffrey H. Curler	51	President, Chief Executive Officer and Director
John H. Roe	61	Chairman and Director
Scott W. Johnson	61	Senior Vice President, General Counsel and Secretary
Benjamin R. Field	62	Senior Vice President, Chief Financial Officer and Treasurer
Gene C. Wulf	50	Vice President and Controller
Eugene H. Seashore, Jr.	51	Vice President — Human Resources
Thomas L. Sall	57	Vice President — Operations
Stanley A. Jaffy	52	Vice President — Tax and Assistant Controller
Nancy Parsons McDonald	63	Director
Edward N. Perry	54	Director
Winslow H. Buxton	62	Director
Loring W. Knoblauch	59	Director
C. Angus Wurtele	67	Director
Roger D. O'Shaughnessy	58	Director
John G. Bollinger	66	Director
William J. Bolton	55	Director
William J. Scholle	54	Director

Jeffrey H. Curler is our President, a position he has held since 1996, Chief Executive Officer, a position he has held since May 2000, and a director, a position he has held since 1992. He served as our Chief Operating Officer from 1998 to May 2000. From 1982 to 1996 he served as President of Curwood, Inc., a wholly-owned subsidiary of Bemis. Mr. Curler is also a director of Valspar Corporation and is a member of the Executive and Finance Committee.

John H. Roe is our Chairman, a position he has held since 1996, and a director, a position he has held since 1978. Mr. Roe served as our Chief Executive Officer from 1990 to 2000. He is also a director of the Andersen Window Company. He is Chair of the Executive and Finance Committee.

Scott W. Johnson is our Senior Vice President, a position he has held since 1992, General Counsel, a position he has held since 1988, and Secretary, a position he has held since 1988. Between 1988 and 1992, Mr. Johnson served as our Vice President — General Counsel. He held various other positions with us from 1975 to 1978.

Benjamin R. Field is our Senior Vice President, a position he has held since 1992, Chief Financial Officer, a position he has held since 1992, and Treasurer, a position he has held since 1978. Mr. Field served as our Vice President from 1982 to 1992 and held various other positions with us between 1963 and 1978.

Gene C. Wulf is our Vice President, a position he has held since 1997, and Controller, a position he has held since 1998. Mr. Wulf served as our Assistant Controller from 1997 to 1998. From 1995 to 1997, he was Senior Vice President — Finance and Information Technology of Curwood, Inc. From 1987 to 1995, he was Vice President — Finance and Information Services of Curwood, Inc. He held various other positions with us from 1975 to 1987.

Eugene H. Seashore, Jr. is our Vice President — Human Resources, a position he has held since March 2000. From July 1999 to February 2000, Mr. Seashore was Vice President — Purchasing of Curwood, Inc. From January 1999 to June 1999, he served as our Vice President — Human Resources Polyethylene Packaging Division. From 1997 to 1998, he served as our Vice President — Bakery Operations Polyethylene Packaging Division. From 1995 to 1997, he was Vice President — General Manager, North America of Perfecseal, Inc., a wholly-owned subsidiary of Bemis. He held various other positions with us from 1980 to 1995.

Thomas L. Sall is our Vice President — Operations, a position he has held since 1997, and is President — Bemis Flexible Packaging, which includes Bemis Flexible Plastic Packaging and our Paper Packaging Division, a position he has held since 1999. He served as President of Bemis Flexible Plastic Packaging, Curwood Group, Curwood, Inc. and Milprint, Inc., all of

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which are wholly-owned, or groups of wholly-owned, subsidiaries of Bemis, at various times between 1992 and 1999. He held various other positions with us between 1979 and 1992.

Stanley A. Jaffy is our Vice President — Tax and Assistant Controller, positions he has held since 1998. From 1987 to 1998, Mr. Jaffy served as our Corporate Director of Tax.

Nancy Parsons McDonald was elected as a director in 1982. Ms. McDonald is a director of Hillcrest Corporation, a position she has held for more than the past five years. She is Chair of the Community Relations Committee and a member of the Audit Committee and the Nominating Committee.

Edward N. Perry was elected as a director in 1992. Mr. Perry has been engaged in the private practice of law in the Boston, Massachusetts area since 1982 and has been a partner at Perkins, Smith & Cohen, LLP since 1990. He is a member of the Audit Committee, the Community Relations Committee and the Nominating Committee.

Winslow H. Buxton was elected as a director in 1993. Mr. Buxton is Chairman of Pentair, Inc., a diversified manufacturing company which sells general industrial equipment and specialty products. He was President and Chief Executive Officer of Pentair from 1992 to 2000 and has been Chairman since 1993. He is a director of Pentair and Toro Company. He is Chair of the Compensation Committee and a member of the Executive and Finance Committee and the Nominating Committee.

Loring W. Knoblauch was elected as a director in 1993. Mr. Knoblauch is President and Chief Executive Officer of Underwriters Laboratory, Inc., an international testing and verification company, positions he has held since 2001. He was President and Chief Executive Officer of Talon Automated Equipment Company, a manufacturer of food processing equipment, from 1997 through 2001. From 1994 to 1997, Mr. Knoblauch was President — International of Hubbell Incorporated, a manufacturer of electrical products for the construction industry and electric power companies. He is Chair of the Audit Committee and a member of the Nominating Committee.

C. Angus Wurtele was elected as a director in 1994. Mr. Wurtele was a Senior Executive Officer of Valspar Corporation, including 35 years as Chief Executive Officer, a position from which he retired in 1995. He retired as a director of Valspar on February 29, 2000. He remains a director of American Express AXP Mutual Funds Group. He is a member of the Compensation Committee, the Executive and Finance Committee and is Chair of the Nominating Committee.

Roger D. O'Shaughnessy was elected as a director in 1997. Mr. O'Shaughnessy is President and Chief Executive Officer of Cardinal IG Company, a private manufacturer of glass, including insulating glass units for window manufacturers. He has held that position for more than five years. He is a member of the Compensation Committee, the Executive and Finance Committee and the Nominating Committee.

John G. Bollinger was elected as a director in 1999. Professor Bollinger became the John Bascom Professor of Industrial Engineering, Emeritus and Emeritus Dean of the College of Engineering, University of Wisconsin, Madison in 1999. Prior to that time, he served as Dean of the College of Engineering for 18 years and a faculty member for 40 years. He is a director of Andrew Corporation, Kohler Company and Berbee Information Networks Corporation. He is a member of the Community Relations Committee and the Nominating Committee.

William J. Bolton was elected as a director in 2000. Mr. Bolton is currently a consultant to the food distribution industry. Mr. Bolton was Executive Vice President of SUPERVALU, Inc. and President and Chief Operating Officer Corporate Retail of SUPERVALU, Inc. from 1997 to 2000. SUPERVALU is a leading food distribution and food retailing company. From 1995 to 1997, he was Chairman and Chief Executive Officer of Bruno's, a supermarket company. He is a member of the Audit Committee and the Nominating Committee.

William J. Scholle was elected as a director in 2001. Mr. Scholle is President and Chief Executive Officer of Scholle Corporation, a manufacturer of flexible packaging products, positions he has held since 1997. He held various other positions with Scholle since 1975. He is a member of the Nominating Committee.

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DESCRIPTION OF THE NOTES

The following description of the particular terms of the Notes supplements the description in the accompanying prospectus of the general terms and provisions of the debt securities, to which description reference is hereby made.

General

The Notes will mature on August 15, 2008. The Notes will be issued in fully registered form only in minimum denominations of $1,000, increased in multiples of $1,000. Interest on the Notes will accrue from August 10, 2001 at the rate per annum shown on the cover of this prospectus supplement and will be payable semi-annually on February 15 and August 15, beginning February 15, 2002, to the persons in whose names the Notes are registered at the close of business on the February 1 and August 1 preceding the respective interest payment dates, except that interest payable at maturity shall be paid to the same persons to whom principal of the Notes is payable. Interest will be computed on the Notes on the basis of a 360-day year of twelve 30-day months.

The Notes will constitute a series of debt securities to be issued under an indenture dated as of June 15, 1995, between Bemis and U.S. Bank Trust National Association (formerly known as First Trust National Association), as Trustee, the terms of which are more fully described in the accompanying prospectus. The Notes and any future debt securities issued under the indenture will be unsecured obligations of Bemis and will rank on a parity with all other unsecured and unsubordinated indebtedness of Bemis. The indenture does not limit the aggregate principal amount of debt securities that may be issued thereunder and provides that debt securities may be issued thereunder from time to time in one or more additional series. The indenture does not limit Bemis' ability to incur additional indebtedness.

The Notes will not be subject to any sinking fund.

Optional Redemption

The Notes will be redeemable, in whole or in part, at the option of Bemis at any time at a redemption price equal to the greater of (i) 100 percent of the principal amount of the Notes, and (ii) as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of those payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 25 basis points plus, in each case, accrued interest thereon to the date of redemption.

"Adjusted Treasury Rate" means, with respect to any date of redemption, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that date of redemption.

"Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those Notes.

"Comparable Treasury Price" means, with respect to any date of redemption, (i) the average of the Reference Treasury Dealer Quotations for the date of redemption, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

"Quotation Agent" means J.P. Morgan Securities Inc. or another Reference Treasury Dealer appointed by Bemis.

"Reference Treasury Dealer" means (i) each of J.P. Morgan Securities Inc., Banc One Capital Markets, Inc., U.S. Bancorp Piper Jaffray Inc., Wachovia Securities, Inc. and Wells Fargo Brokerage Services, LLC and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), Bemis shall substitute another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer selected by Bemis.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any date of redemption, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each

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case as a percentage of its principal amount) quoted in writing to the Trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that date of redemption.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each holder of the Notes to be redeemed. Unless Bemis defaults in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the Notes or portions thereof called for redemption.

Same-day Settlement and Payment

The Notes will trade in the same-day funds settlement system of The Depository Trust Company ("DTC") until maturity or until Bemis issues the Notes in definitive form. DTC will therefore require secondary market trading activity in the Notes to settle in immediately available funds. Bemis can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

Further Issues

We may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue further notes ranking equally and ratably with the Notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes), so that such further notes shall be consolidated and form a single series with the Notes and shall have the same terms as to status, redemption or otherwise as the Notes.

Book-Entry System; Delivery and Form

General

The Notes will be issued in the form of one or more fully registered global securities. For purposes of this prospectus supplement, "Global Security" refers to the global security or global securities representing the entire issue of the Notes. The Global Security will be deposited with the Trustee as custodian for DTC and registered in the name of Cede & Co. ("Cede") as DTC's nominee. Except in the limited circumstances described below, the Notes will not be issued in definitive certificated form. The Global Security may be transferred, in whole and not in part, only to another nominee of DTC. Bemis understands as follows with respect to the rules and operating procedures of DTC, which affect transfers of interests in the Global Security.

DTC

DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants ("Participants") and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, between Participants through electronic computerized book-entry changes in the accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the Underwriters. DTC is owned by a number of Participants and by the New York Stock Exchange, Inc., The American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants").

Persons who are not Participants may beneficially own Notes held by DTC only through Participants or Indirect Participants. Beneficial ownership of Notes may be reflected (i) for investors who are Participants, in the records of DTC, (ii) for investors holding through a Participant, in the records of such Participant, whose aggregate interests on behalf of all investors holding through such Participant will be reflected in turn in the records of DTC, or (iii) for investors holding through an Indirect Participant, in the records of such Indirect Participant, whose aggregate interests on behalf of all investors holding through such Indirect Participant will be reflected in turn in the records of a Participant. Accordingly, transfers of beneficial ownership in the Global Security can only be effected through DTC, a Participant or an Indirect Participant. Each of the Underwriters is a Participant or an Indirect Participant.

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Interests in the Global Security will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its Participants. The Global Security will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Global Security will therefore settle in immediately available funds. The laws of some states require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer beneficial interests in the Global Security to such persons may be limited.

So long as Cede, as the nominee of DTC, is the registered owner of the Global Security, Cede for all purposes will be considered the sole holder of the Notes under the indenture. Except as provided below, owners of beneficial interests in the Global Security will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the holders thereof under the indenture. Accordingly, any person owning a beneficial interest in the Global Security must rely on the procedures of DTC and, if such person is not a Participant in DTC, on the procedures of the Participant through which such person, directly or indirectly, owns its interest, to exercise any rights of a holder of Notes.

Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of an owner of a beneficial interest in the Notes to pledge such Notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such Notes, may be affected by the lack of a physical certificate for such Notes.

Payment of principal of and interest on the Notes will be made to Cede, the nominee for DTC, as the registered owner of the Global Security. Neither Bemis nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Upon receipt of any payment of principal of or interest on the Global Security, Bemis understands that it is the practice of DTC to credit the Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of DTC. Payments by Participants to owners of beneficial interests in the Global Security held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."

If Bemis redeems less than all of the Notes, Bemis has been advised that it is DTC's practice to determine by lot the amount of the interest of each Participant in the Notes to be redeemed.

Bemis understands that under existing industry practices, if Bemis requests holders of the Notes to take action, or if an owner of a beneficial interest in a Note desires to take any action which a holder is entitled to take under the indenture, then (1) DTC would authorize the Participants holding the relevant beneficial interests to take such action, and (2) such Participants would authorize the beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of Notes among its Participants, it is under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time. Neither Bemis nor the Trustee will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

If an Event of Default (as defined in the accompanying prospectus) has occurred and is continuing and all principal and accrued interest in respect of the Notes shall have become immediately due and payable or if DTC is at any time unwilling, unable or ineligible to continue as depositary for the Global Security and a successor depositary is not appointed by Bemis within 60 days, Bemis will issue individual certificated Notes in definitive form in exchange for the Global Security. In addition, Bemis may at any time determine not to have the Notes represented by the Global Security, and, in such event, will issue individual certificated Notes in definitive form in exchange for the Global Security. In any such instance, an owner of a beneficial interest in the Global Security will be entitled to physical delivery of individual certificated Notes in definitive form equal in principal amount to such beneficial interest in the Global Security and to have all such certificated Notes registered in its name. Individual certificated Notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

Concerning the Trustee

The Trustee also acts as trustee for Bemis' 401(k) savings plan and is the investment manager for equity funds for that plan. In the ordinary course of their businesses, affiliates of the Trustee have engaged in commercial banking transactions with Bemis, and may in the future engage in commercial banking, investment banking and other transactions with Bemis. In addition, the Trustee is an affiliate of one of the underwriters.

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UNDERWRITING

Subject to the terms and conditions set forth in the Underwriting Agreement dated the date hereof, Bemis has agreed to sell to each of the Underwriters named below, severally, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

Underwriter	Principal Amount of Notes
J.P. Morgan Securities Inc.	$125,000,000
Banc One Capital Markets, Inc.	62,500,000
U.S. Bancorp Piper Jaffray Inc.	20,833,334
Wachovia Securities, Inc.	20,833,333
Wells Fargo Brokerage Services, LLC	20,833,333

Total	$250,000,000

Under the terms and conditions of the Underwriting Agreement, if the Underwriters take any of the Notes, then the Underwriters are obligated to take and pay for all of the Notes.

The Notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The Underwriters have advised Bemis that they intend to make a market in the Notes, but they have no obligation to do so and may discontinue market making at any time without providing notice. No assurance can be given as to the liquidity of any trading market for the Notes.

The Underwriters initially propose to offer part of the Notes directly to the public at the offering prices described on the cover page and part to certain dealers at a price that represents a concession not in excess of .375 percent of the principal amount of the Notes. Any Underwriter may allow, and any such dealer may reallow, a concession not in excess of .250 percent of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the Underwriters may from time to time vary the offering price and other selling terms.

Bemis has also agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriters may be required to make in respect of any such liabilities.

In connection with the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot in connection with the offering of the Notes, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, Notes in the open market to cover syndicate short positions or to stabilize the price of the Notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Notes in the offering of the Notes, if the syndicate repurchases previously distributed Notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in any of these activities and may end any of them at any time.

Expenses associated with this offering, to be paid by Bemis, are estimated to be $400,000.

J.P. Morgan Securities Inc. ("JPMorgan") will make the Notes available for distribution on the Internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between JPMorgan and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from JPMorgan based on transactions JPMorgan conducts through the system. JPMorgan will make the Notes available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

In the ordinary course of their respective businesses, certain of the Underwriters or their affiliates have engaged, or may in the future engage, in commercial banking or investment banking transactions with Bemis and its affiliates. U.S. Bank Trust National Association, the trustee for the Notes, is an affiliate of U.S. Bancorp Piper Jaffray Inc.

LEGAL MATTERS

Scott W. Johnson, Senior Vice President, General Counsel and Secretary of Bemis, will pass on the validity of the Notes offered in the prospectus supplement. Mr. Johnson beneficially owned 218,382 shares of Bemis common stock on June 30, 2001. Faegre & Benson LLP, Minneapolis, Minnesota, will pass upon certain legal matters for Bemis with respect to the Notes. Davis Polk & Wardwell, New York, New York, will pass upon certain legal matters for the Underwriters in connection with this offering.

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PROSPECTUS

BEMIS COMPANY, INC.

222 South Ninth Street, Suite 2300
Minneapolis, Minnesota 55402-4099
(612) 376-3000

$250,000,000
Debt Securities

    We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable supplement carefully before you invest.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated January 24, 2001

ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, we may sell debt securities in one or more offerings up to a total dollar amount of $250,000,000. We may sell these securities either separately or in units.

    This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. Such prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

    The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. That registration statement can be read at the Securities and Exchange Commission, or SEC, web site or at the SEC offices mentioned under the heading "Where You Can Find More Information."

WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the offices of the New York Stock Exchange and Chicago Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060, and for further information on obtaining copies of our public filings at the Chicago Stock Exchange, you should call (312) 663-2423.

    We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference, and information that we file subsequently with the SEC will automatically update this prospectus. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and prior to the time that we sell all the securities offered by this prospectus:

  •
  Annual Report on Form 10-K for the year ended December 31, 1999, including information specifically incorporated by reference into our Form 10-K from our 1999 Annual Report to Shareholders and our definitive Notice and Proxy Statement for our 2000 Annual Meeting of Shareholders;

  •
  Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000; and

  •
  Current Reports on Form 8-K filed on July 20 and September 12, 2000.

    You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or telephoning us at the following address:

        Secretary
        Bemis Company, Inc.
        222 South Ninth Street, Suite 2300
        Minneapolis, Minnesota 55402-4099
        Phone: (612) 376-3000

    You should rely only on the information incorporated by reference or presented in this prospectus or the applicable prospectus supplement. Neither we, nor any underwriters or agents, have authorized anyone else to provide you with different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates on the front of those documents.

THE COMPANY

    We are a principal manufacturer of flexible packaging products and pressure sensitive materials. We sell products to customers in the United States, Canada and Europe and have a growing presence in Asia Pacific, South America and Mexico. In 1999, we derived approximately 75 percent of our sales from flexible packaging and approximately 25 percent of our sales from pressure sensitive materials. The primary market for our products is the food industry. Other markets for our products include companies in chemical, agribusiness, medical, pharmaceutical, sanitary products, graphic industries and other consumer goods.

Flexible Packaging

    Through our flexible packaging products line of business, we manufacture a broad range of consumer and industrial packaging consisting of high barrier products, polyethylene products and paper products.

Pressure Sensitive Materials

    Through our pressure sensitive materials line of business, we manufacture pressure sensitive materials such as sheet printing products, roll label products, technical products and graphic films.

    When we refer to "our company," "we," "our" and "us" in this prospectus under the headings "The Company," "Use of Proceeds" and "Ratios of Earnings to Fixed Charges," we mean Bemis Company, Inc. and its subsidiaries unless the context indicates otherwise. When such terms are used elsewhere in this prospectus, we refer only to Bemis Company, Inc. unless the context indicates otherwise.

USE OF PROCEEDS

    Unless the applicable prospectus supplement states otherwise, the net proceeds from the sale of the offered securities will be added to our general funds and will be available for general corporate purposes, including:

  •
  reducing or refinancing our outstanding commercial paper and other short-term or long-term debt, including debt associated with acquisitions;

  •
  meeting our working capital requirements;

  •
  funding capital expenditures;

  •
  investing in or making advances to our existing or future subsidiaries; and

  •
  repaying of obligations that have matured.

    Until the net proceeds have been used, they will be invested in short-term marketable securities.

RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,		Fiscal Year Ended December 31,
	2000	1999	1999	1998	1997	1996	1995
Ratio of Earnings to Fixed Charges	7.57x	8.24x	8.41x	7.18x	7.80x	10.80x	9.95x
  •
  The ratio of earnings to fixed charges is calculated as follows:

(earnings) (fixed charges)
  •
  For purposes of calculating the ratios, earnings consist of:

  •
  income before extraordinary charges and income taxes;

  •
  fixed charges;

  •
  minority interest in income of majority owned subsidiaries; and

  •
  amortization of capitalized interest;

  •
  minus capitalized interest; and

  •
  minus losses recognized in pre-tax income of less than 50% owned persons.

  •
  For purposes of calculating the ratios, fixed charges consist of:

  •
  interest on debt;

  •
  amortization of debt expense;

  •
  capitalized interest; and

  •
  the interest portion of rental expense on operating leases.

DESCRIPTION OF DEBT SECURITIES

    This section describes the general terms and provisions of our debt securities. The prospectus supplement will describe the specific terms of the debt securities offered through that prospectus supplement and any general terms outlined in this section that will not apply to those debt securities.

    The debt securities will be issued under the indenture dated as of June 15, 1995 between us and U.S. Bank Trust National Association, as trustee. We have summarized certain terms and provisions of the indenture in this section. We have also filed the form of the indenture as an exhibit to the registration statement. You should read the indenture for additional information before you buy any debt securities. The summary that follows includes references to section numbers of the indenture so that you can more easily locate these provisions.

General

    The debt securities will be our direct, unsecured obligations. The indenture does not limit the amount of debt securities that we may issue. The indenture permits us to issue debt securities from time to time, and debt securities issued under the indenture will be issued as part of a series that has been established by us under such indenture. (Section 301) Unless a prospectus supplement relating to debt securities states otherwise, the indenture and the terms of the debt securities will not contain any covenants designed to afford holders of any debt securities protection in a highly leveraged or other transaction involving us that may adversely affect holders of the debt securities.

    A prospectus supplement relating to a series of debt securities being offered will include specific terms relating to the offering. (Section 301) These terms will include some or all of the following:

  •
  the title of the debt securities of the series;

  •
  any limit on the total principal amount of the debt securities of that series;

  •
  the person to whom interest on the debt securities is payable, if such person is not the person in whose name the debt securities are registered;

  •
  the date or dates on which the principal of and any premium on, if any, the debt securities will be payable and any rights to extend such date or dates;

  •
  if the debt securities will bear interest:

  •
  the interest rate on the debt securities or the method by which the interest rate may be determined;

  •
  the date or dates from which interest will accrue;

  •
  the record and interest payment dates for the debt securities; and

  •
  any circumstances under which we may defer interest payments;

  •
  the place or places where:

  •
  we can make payments on the debt securities;

  •
  the debt securities can be surrendered for registration of transfer or exchange; and

  •
  notices and demands can be given to us relating to the debt securities and under the indenture;

  •
  the period or periods within which, the price or prices at which and the terms and conditions upon which the debt securities may be redeemed by us before their final maturity;

  •
  any sinking fund provisions that would obligate us to redeem the debt securities before their final maturity;

  •
  the denominations in which the debt securities will be issuable, if other than denominations of $1,000 or multiples of $1,000;

  •
  the currency or currencies in which the debt securities will be denominated and payable, if other than U.S. dollars;

  •
  any circumstances under which the debt securities may be paid in a currency other than the currency in which the debt securities are denominated and any provisions relating thereto;

  •
  any events of default which will apply to the debt securities in addition to those contained in the indenture;

  •
  the portion of the principal payable upon acceleration of the debt securities following an event of default, if such portion is less than the principal amount of the debt securities;

  •
  whether all or part of the debt securities will be issued in whole or in part in the form of global securities and, if so, the depositary for those global securities and a description of any book-entry procedures relating to the global securities—a "global security" is a debt security that we issue in accordance with the indenture to represent all or part of a series of debt securities;

  •
  whether the provisions described below under the heading "Defeasance" apply to the debt securities;

  •
  the maturity date or dates of the debt securities or the method by which those dates can be determined;

  •
  whether and under what circumstances we will pay additional amounts on the debt securities to a person who is not a United States person for tax purposes; and

  •
  any other terms of the debt securities.

When we use the term "holder" in this prospectus with respect to a registered debt security, we mean the person in whose name such debt security is registered in the security register. (Section 101)

Payment; Exchange; Transfer

    We will designate a place of payment where you can receive payment of the principal of and any premium and interest on the debt securities. Even though we will designate a place of payment, we may elect to pay any interest on the debt securities by mailing a check to the person listed as the owner of the debt securities in the security register. (Sections 301, 305, 1001, 1002)

    Any money that we pay to a paying agent for the purpose of making payments on the debt securities and that remains unclaimed two years after the payments were due will, at our request, be returned to us. After that time any holder of a debt security can only look to us for the payments on the debt security. (Section 1003)

    Any debt securities of a series can be exchanged for other debt securities of that series so long as the other debt securities are denominated in authorized denominations and have the same aggregate principal amount and the same terms as the debt securities that were surrendered for exchange. The debt securities may be presented for registration of transfer, duly endorsed or accompanied by a satisfactory written instrument of transfer, at the office or agency maintained by us for that purpose in a place of payment. There will be no service charge for any registration of transfer or exchange of the debt securities, but we may require you to pay any tax or other governmental charge payable in connection with a transfer or exchange of the debt securities. (Sections 305, 1002) If the applicable prospectus supplement refers to any office or agency, in addition to the security registrar, initially designated by us where you can surrender the debt securities for registration of transfer or exchange, we may at any time rescind the designation of any such office or agency or approve a change in the location. However, we will be required to maintain an office or agency in each place of payment for that series. (Section 1002)

Denominations

    Unless we state otherwise in the applicable prospectus supplement, the debt securities will be issued only in registered form, without coupons, in denominations of $1,000 each or multiples of $1,000.

Original Issue Discount

    Debt securities may be issued under the indentures as original issue discount securities and sold at a substantial discount below their stated principal amount. If a debt security is an original issue discount security, that means that an amount less than the principal amount of the debt security will be due and payable upon a declaration of acceleration of the maturity of the debt security under the applicable indenture. (Section 101) The applicable prospectus supplement will describe the federal income tax consequences and other special factors you should consider before purchasing any original issue discount securities.

Covenants Contained in Indenture

    The Indenture contains certain restrictive covenants that apply to us and all of our Restricted Subsidiaries.

    A "Restricted Subsidiary" is any Subsidiary of ours that owns or leases Principal Property. (Section 101)

    A "Subsidiary" is any corporation of which we own, directly or through one or more of our Subsidiaries, shares of securities entitled to elect a majority of such corporation's directors. (Section 101)

    "Principal Property" means any manufacturing plant located within the United States of America (other than its territories or possessions) and owned by us or any of our Subsidiaries,

  •
  the gross book value of which exceeds 2% of our Consolidated Net Tangible Assets, except any such manufacturing plant

  •
  that is financed by obligations issued by a State or local government unit pursuant to certain provisions of the Internal Revenue Code, or

  •
  that is not of material importance to the business we and our Subsidiaries conduct, taken as a whole. (Section 101)

    "Consolidated Net Tangible Assets" means the total amount of our assets (minus applicable reserves and other properly deductible items), minus

  •
  all current liabilities, except indebtedness that has a maturity of less than 12 months from the date of our most recent balance sheet but is renewable or extendable by its terms beyond 12 months from the date of the most recent balance sheet at the option of the borrower, and

  •
  all goodwill, trade names, patents, unamortized debt discount and expense and other similar intangibles. (Section 101)

Restrictions on Secured Debt

    The Indenture provides that neither we nor our Restricted Subsidiaries may incur or otherwise create any new Secured Debt. The restriction on creating new Secured Debt, however, does not apply if the outstanding debt securities are secured equally and ratably with the new Secured Debt. (Section 1007)

    "Secured Debt" means "Debt" that is secured by a Lien on,

  •
  any Principal Property owned currently or in the future by us or our Restricted Subsidiaries; or

  •
  any shares of stock or Debt of any Restricted Subsidiary. (Section 101)

    "Debt" means incurring, issuing, assuming or guaranteeing any notes, bonds, debentures or other similar evidence of indebtedness.

    "Lien" means a pledge of, or mortgage or other lien on, the relevant Principal Property or shares of stock or Debt referred to in the definition of "Secured Debt" above.

    The restriction on incurring or otherwise creating any new Secured Debt does not apply to the following ("Permitted Liens"):

  •
  Liens on any Principal Property acquired, constructed or improved by us or any Restricted Subsidiary after the date of the indenture, which liens are created or assumed contemporaneously with, or within 180 days of, such acquisition, construction or improvement, and which are created to secure or provide for the payment of all or any part of the cost of such acquisition, construction or improvement;

  •
  Liens on property, shares of capital stock or Debt existing at the time of the acquisition of such property, shares of capital stock or Debt of a corporation existing at the time such corporation becomes a Restricted Subsidiary;

  •
  Liens in favor of us or any Restricted Subsidiary;

  •
  Liens in favor of the United States of America or any State, or in favor of any department, agency or instrumentality or political division, or in favor of any other country or any political subdivision of a foreign country, the purpose of which is to secure partial, progress, advance or other payments;

  •
  Liens imposed by law, for example mechanics', workmen's, repairmen's or other similar Liens arising in the ordinary course of business;

  •
  pledges or deposits under workmen's compensation or similar legislation or in certain other circumstances;

  •
  Liens in connection with legal proceedings;

  •
  Liens for taxes or assessments;

  •
  Liens consisting of restrictions on the use of real property that do not interfere materially with the property's use; or

  •
  any extension, renewal or replacement, in whole or in part, of any Lien existing on the date of the indenture, or otherwise referred to in the previous bullet points. (Section 1007)

    In addition, we or any Restricted Subsidiary may incur or otherwise create Secured Debt without equally and ratably securing the debt securities if, when such Secured Debt is incurred or created, the total amount of all outstanding Secured Debt (excluding Permitted Liens) plus Attributable Debt (as defined below) relating to sale and lease-back transactions does not exceed 10% of our Consolidated Net Tangible Assets. (Section 1007)

Restrictions on Sale and Lease-Back Transactions

    The indenture provides that neither we nor any of our Restricted Subsidiaries may enter into any sale and lease-back transaction involving any Principal Property, unless either:

  (1)
  we or the Restricted Subsidiary would be entitled to incur Debt secured by a Permitted Lien on such property, or

  (2)
  within 180 days, we apply to the retirement of our Funded Debt an amount not less than the greater of

  •
  the net proceeds of the sale of the Principal Property leased pursuant to the arrangement, or

  •
  the fair market value of the Principal Property so leased.

    The restriction on sale and lease-back transactions does not apply to the following:

  •
  a sale and lease-back transaction between us and a Restricted Subsidiary or between Restricted Subsidiaries, or that involves the taking back of a lease for a period of less than three years;

  •
  if, at the time of the sale and lease-back transaction, after giving effect to the transaction, the total amount of all Attributable Debt relating to sale and lease-back transactions (other than transactions permitted by the previous bullet point) plus all outstanding Secured Debt (excluding Permitted Liens) does not exceed 10% of our Consolidated Net Tangible Assets. (Section 1008)

    The term "Attributable Debt" means the total net amount of rent (discounted at the interest rate in the terms of the lease) required to be paid during the remaining term of any lease. (Section 101)

    The term "Funded Debt" means debt that by its terms matures or is extendible or renewable at the option of the person who owes the debt to a date more than 12 months after the date the debt is created. (Section 101)

Consolidation, Merger or Sale

    The indenture generally permits a consolidation or merger between us and another entity. It also permits the sale or transfer by us of all or substantially all of our property and assets. These transactions are permitted if:

  •
  the resulting or acquiring entity, if other than us, is organized and existing under the laws of a United States jurisdiction and assumes all of our responsibilities and liabilities under the indenture, including the payment of all amounts due on the debt securities and performance of the covenants in the indenture; and

  •
  immediately after the transaction, and giving effect to the transaction, no event of default under the indenture exists. (Section 801)

    If we consolidate or merge with or into any other entity or sell or lease all or substantially all of our assets according to the terms and conditions of the indenture, the resulting or acquiring entity will be substituted for us in the indenture with the same effect as if it had been an original party to the indenture. As a result, such successor entity may exercise our rights and powers under the indenture, in our name and, except in the case of a lease, we will be released from all our liabilities and obligations under the indenture and under the debt securities. (Section 802)

Modification and Waiver

    Under the indenture, certain of our rights and obligations and certain of the rights of holders of the debt securities may be modified or amended with the consent of the holders of at least a majority of the aggregate principal amount of the outstanding debt securities of all series of debt securities affected by the modification or amendment, acting as one class. However, the following modifications and amendments will not be effective against any holder without its consent:

  •
  a change in the stated maturity date of any payment of principal or interest;

  •
  a reduction in the principal amount of, or premium or interest on, any debt security;

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  a reduction in the amount of principal of an original issue discount debt security due and payable upon acceleration of the maturity of such debt security;

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  a change in the place of payment or currency in which any payment on the debt securities is payable;

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  an impairment of a holder's right to sue us for the enforcement of payments due on the debt securities; or

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  a reduction in the percentage of outstanding debt securities required to consent to a modification or amendment of the applicable indenture or required to consent to a waiver of compliance with certain provisions of the applicable indenture or certain defaults under the applicable indenture. (Section 902)

    Under the indenture, the holders of at least a majority of the aggregate principal amount of the outstanding debt securities of all series of debt securities may, on behalf of all holders of such series of debt securities:

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  waive compliance by us with any covenant or condition contained in the applicable indenture, and

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  waive any past default under the applicable indenture, except:

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  a default in the payment of the principal of, or any premium or interest on, any debt securities of that series; or

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  a default under any provision of the applicable indenture which itself cannot be modified or amended without the consent of the holders of each outstanding debt security of that series. (Section 513)

Events of Default

    "Event of Default," when used in the indenture with respect to any series of debt securities, means any of the following, unless otherwise provided in the applicable prospectus supplement:

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  failure to pay interest on any debt security of that series for 30 days after the payment is due;

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  failure to pay the principal of, or any premium on, any debt security of that series when due;

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  failure to deposit any sinking fund payment on debt securities of that series when due;

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  failure to perform any other covenant in the indenture that applies to debt securities of that series for 60 days after we have received written notice of the failure to perform in the manner specified in the indenture;

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  default under any other indenture or instrument under which we or any Restricted Subsidiary have outstanding at least $10 million total principal amount of indebtedness and the maturity of such indebtedness has been accelerated, unless the acceleration is rescinded within 10 days after we have received written notice of the default in the manner specified in the indenture described in this prospectus or any prospectus supplement;

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  certain events in bankruptcy, insolvency or reorganization; or

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  any other Event of Default that may be specified for the debt securities of that series when that series is created. (Section 501)

    If an Event of Default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If such a declaration occurs, the holders of a majority of the aggregate principal amount of the outstanding debt securities of that series can, subject to conditions, rescind the declaration. (Section 502, 513)

    The prospectus supplement relating to a series of debt securities which are original issue discount securities will describe the particular provisions that relate to the acceleration of maturity of a portion of the principal amount of the series when an Event of Default occurs and continues.

    An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities. The indenture requires us to file an officers' certificate with the trustee each year that states, to the knowledge of the certifying officer, no defaults exist under the terms of the indenture. (Section 704) The trustee may withhold notice to the holders of debt securities of any default, except defaults in the payment of principal, premium, interest or any sinking fund installment, if it considers the withholding of notice to be in the best interests of the holders. For purposes of this paragraph, "default" means any event which is, or after notice or lapse of time or both would become, an event of default under the indenture with respect to the debt securities of the applicable series. (Section 602)

    Other than its duties in the case of a default, a trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders offer that trustee reasonable indemnification. (Sections 601, 603) If reasonable indemnification is provided, then, subject to other rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series may, with respect to the debt securities of that series, direct the time, method and place of:

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  conducting any proceeding for any remedy available to the trustee; or

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  exercising any trust or power conferred upon the trustee. (Sections 512, 603)

    The holder of a debt security of any series will have the right to begin any proceeding with respect to the indenture or for any remedy only if:

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  the holder has previously given the trustee written notice of a continuing Event of Default with respect to that series;

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  the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made a written request of, and offered reasonable indemnification to, the trustee to begin such proceeding;

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  the trustee has not started such proceeding within 60 days after receiving the request; and

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  the trustee has not received directions inconsistent with such request from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series during those 60 days. (Section 507)

However, the holder of any debt security will have an absolute right to receive payment of principal of, and any premium and interest on, the debt security when due and to institute suit to enforce this payment. (Section 508)

Defeasance

    Defeasance and Discharge.  At the time that we establish a series of debt securities under the indenture, we can provide that the debt securities of that series are subject to the defeasance and discharge provisions of that indenture. If we so provide, we will be discharged from our obligations on the debt securities of that series if,

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  principal of, and any interest on, the debt securities are denominated and payable in U.S. dollars;

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  we deposit with the trustee, in trust, sufficient money or U.S. Government Obligations, or a combination, to pay the principal, any interest, any premium and any other sums due on the debt securities of that series, such as sinking fund payments, on the dates the payments are due under the applicable indenture and the terms of the debt securities;

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  we deliver to the applicable trustee an opinion of counsel that states that the holders of the debt securities of that series will not recognize income, gain or loss for federal income tax purposes as a result of the deposit and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if no deposit had been made; and

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  if the debt securities of that series are listed on any domestic or foreign securities exchange, the debt securities will not be delisted as a result of the deposit. (Section 403)

    The term "U.S. Government Obligations" means direct obligations of the United States of America backed by the full faith and credit of the United States. (Section 101)

    In the event that we deposit money and/or U.S. Government Obligations in trust and discharge our obligations under a series of debt securities as described above, then:

  •
  the indenture will no longer apply to the debt securities of that series; however, certain obligations to compensate, reimburse and indemnify the trustee, to register the transfer and exchange of debt securities, to replace lost, stolen or mutilated debt securities and to maintain paying agencies and the trust funds will continue to apply; and

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  holders of debt securities of that series can only look to the trust fund for payment of principal, any premium and any interest on the debt securities of that series. (Section 403)

    Defeasance of Certain Covenants and Certain Events of Default.  At the time that we establish a series of debt securities under the indenture, we can provide that the debt securities of that series are subject to the covenant defeasance provisions of the indenture. If we so provide and we make the deposit and deliver the opinion of counsel described above in this section under the heading "—Defeasance and Discharge" we will not have to comply with the following restrictive covenants contained in the applicable indenture:

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  Maintenance of Properties (Section 1005);

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  Payment of Taxes and Other Claims (Section 1006);

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  Restriction on Secured Debt (Section 1007); and

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  Restriction on Sale and Lease-Back Transactions. (Section 1008)

In the event of a covenant defeasance, our obligations under the indenture and the debt securities, other than with respect to the covenants specifically referred to above, will remain in effect. (Section 1009) However, we will not have to treat the events described in the fourth bullet point under the heading "—Events of Default," as they relate to the covenants listed above that have been defeased and are no longer in effect, as Events of Default under the indenture in connection with that series.

    If we exercise our option not to comply with the covenants listed above and the debt securities of the series become immediately due and payable because an Event of Default has occurred, other than as a result of an Event of Default specifically referred to above, the amount of money and/or U.S. Government Obligations on deposit with the trustee will be sufficient to pay the principal, any interest, any premium and any other sums, due on the debt securities of that series, such as sinking fund payments, on the date the payments are due under the indenture and the terms of the debt securities, but may not be sufficient to pay amounts due at the time of acceleration. However, we would remain liable for the balance of the payments. (Section 1009)

Trustee

    U.S. Bank Trust National Association (formerly known as First Trust National Association) is the trustee under the indenture. The trustee also acts as trustee for our 401(k) savings plan and is the investment manager for equity funds for that plan. In the ordinary course of their businesses, affiliates of the trustee have engaged in commercial banking transactions with us, and may in the future engage in commercial banking, investment banking and other transactions with us.

Governing Law

    The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

PLAN OF DISTRIBUTION

    We may sell the securities offered under this prospectus through agents, through underwriters or dealers, or directly to one or more purchasers. We may also offer the securities in exchange for our outstanding indebtedness.

    Underwriters, dealers and agents that participate in the distribution of the securities offered under this prospectus may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation, including underwriting discounts and commissions, will be described in the applicable prospectus supplement. The prospectus supplement will also describe other terms of the offering, including the initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchanges on which the offered securities may be listed.

    The distribution of the securities offered under this prospectus may occur from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

    If the securities offered under this prospectus are issued in exchange for our outstanding securities, the applicable prospectus supplement will set forth the terms of the exchange, the identity of and the terms of sale of the securities offered under this prospectus by the selling security holders.

    If the applicable prospectus supplement indicates, we will authorize dealers or our agents to solicit offers by institutions to purchase offered securities from us under contracts that provide for payment and delivery on a future date. We must approve all institutions, but they may include, among others:

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  commercial and savings banks;

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  insurance companies;

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  pension funds;

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  investment companies; and

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  educational and charitable institutions.

The institutional purchaser's obligations under the contract are only subject to the condition that the purchase of the offered securities at the time of delivery is allowed by the laws that govern the purchaser. The dealers and our agents will not be responsible for the validity or performance of the contracts.

    We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make as a result of those certain civil liabilities.

    When we issue the securities offered by this prospectus, they may be new securities without an established trading market. If we sell a security offered by this prospectus to an underwriter for public offering and sale, the underwriter may make a market for that security, but the underwriter will not be obligated to do so and could discontinue any market making without notice at any time. Therefore, we cannot give any assurances to you concerning the liquidity of any security offered by this prospectus.

    Underwriters and agents and their affiliates may be customers of, engage in transactions with, or perform services for us or our subsidiaries in the ordinary course of their businesses.

EXPERTS

    The financial statements incorporated in this Prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing.

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SUMMARY
The Company
Recent Developments
The Offering
Summary Selected Historical Consolidated Financial Data
Ratio of Earnings to Fixed Charges
FORWARD-LOOKING INFORMATION
CAPITALIZATION
USE OF PROCEEDS
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
DESCRIPTION OF THE NOTES
UNDERWRITING
LEGAL MATTERS
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
THE COMPANY
USE OF PROCEEDS
RATIOS OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF DEBT SECURITIES
PLAN OF DISTRIBUTION
EXPERTS